MISSION WEST PROPERTIES, INC.
                               10050 Bandley Drive
                               Cupertino, CA 95014







April 17, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:  Mission West Properties, Inc.

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Mission West Properties, Inc. (the "Registrant") hereby requests the withdrawal today of the post-effective amendment no. 2 to registration statement on Form S-4 on Form S-3 filed on March 30, 2006 because the staff of the Securities and Exchange Commission has notified the Registrant that the matters addressed by the post-effective amendment should be submitted on an initial Form S-3 registration statement. Accordingly, a new registration statement on Form S-3 has been filed today. No securities have been sold in connection with the offering.

Very truly yours,

MISSION WEST PROPERTIES, INC.

By:    /s/ Wayne N. Pham
     ---------------------------------------
       Wayne N. Pham
       Vice President of Financing